Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083

January 13, 2010

VIA EDGAR

Christian Windsor, Esq.
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Center Bancorp, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended September 30, 2009 Commission File No. 000-11486

Dear Mr. Windsor:

As our counsel advised you by telephone yesterday, in order to respond appropriately to the Staff’s comment letter dated December 31, 2009,  Center Bancorp will require additional time to complete its response to that letter. We are planning to submit our response on or before January 28, 2010.

Very truly yours,

CENTER BANCORP, INC.

By:	/s/ Anthony Weagley
Anthony Weagley
President and Chief Executive Officer

cc:	Michael Seaman, Esq. Mr. William Schroeder Mr. Marc Thomas